Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

(215) 988-2700 (Phone)

(215) 988-2757 (Facsimile)

www.drinkerbiddle.com

December 23, 2015

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Attention:  Lisa Larkin

Re:	The RBB Fund, Inc. (Registration No. 33-20827/811-5518)
Response to Examiner Comments on Post-Effective
Amendment No. 184

Dear Ms. Larkin:

This letter responds to your comments on Post-Effective No. 184 (“PEA No. 184”) to the Registration Statement on Form N-1A of The RBB Fund, Inc. (the “Registrant”).  PEA No. 184 seeks to register a new share class, Class C Shares, of the following existing investment portfolio of the Registrant: Summit Global Investments U.S. Low Volatility Equity Fund (the “Fund”).

Prospectus

1.                                      Comment:  Please revise the Fee Table to conform the line item regarding the investment adviser’s fee waiver to the language required by Item 3, Instruction 3(e) of Form N-1A.

Response:  Registrant will revise the fee waiver line item as follows: “Fee Waivers and/or Expense Reimbursements.”

2.                                      Comment:  Please revise the Fee Table to conform the line item regarding the Fund’s net annual operating expenses to the language required by Item 3, Instruction 3(e) of Form N-1A.

Response:  Registrant will revise the net annual operating expenses line item as follows: Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement”.

3.                                      Comment:  Please supplementally confirm that the three-year expense example will only reflect the contractual fee waiver for the first year.

Response:  Registrant confirms that the three-year expense example will only reflect the contractual fee waiver for the first year.

4.                                      Comment:  In the Principal Investment Strategies section, please explain “volatility” in plain English.

Response:  Registrant will add the following sentence to the Principal Investment Strategies section:  “Volatility is a statistical measurement of the magnitude of up and down fluctuations in the value of a financial instrument or index”.

5.                                      Comment:  In the Principal Investment Strategies section, please summarize the Fund’s sell strategy.

Response:  Registrant will add the following paragraph to the Principal Investment Strategies section:  “The Fund will sell a stock if the Adviser identifies fundamental, governance or legal risks or if the risk/return ranking declines due to increasing risk and/or decreasing return potential.  The Fund may also decrease weight in an investment for risk control purposes.”

6.                                      Comment:  In the Principal Risks section under Common Stock Risk, please consider noting that common stock is subordinate to preferred stock.

Response:  Registrant will add the following sentence to the Common Stock Risk disclosure:  “In the event an issuer is liquidated or declares bankruptcy, the claims of owners of bonds and preferred stock take precedence over the claims of those who own common stock.”

7.                                      Comment:   In the Principal Risks section under High Portfolio Turnover Risk, please consider explaining the likelihood that the Fund will experience high portfolio turnover.

Response:  Registrant will add the following to the High Portfolio Turnover Risk disclosure:  “A portfolio turnover rate of 100% is considered to be high. For the last fiscal year, the annual portfolio turnover rate of the Fund was lower than 100%, but the Fund’s portfolio turnover rate is expected to vary from year to year. The Adviser may engage in active trading, and will not consider portfolio turnover a limiting factor in making decisions for the Fund.”

8.                                      Comment:  Please consider adding the following risks to the Principal Risks section: Convertible Securities Risk, Warrants Risk and Low Volatility Risk.

Response:  Registrant will add the following risks to the Principal Risks section:

•                  Convertible Securities Risk. Securities that can be converted into common stock, such as certain securities and preferred stock, are subject to the usual risks associated with fixed income investments, such as interest rate risk and credit risk. In addition, because they react to changes in the value of the equity securities into which they will convert, convertible securities are also subject to the risks associated with equity securities.

•                  Warrants Risk. The purchase of warrants involves the risk that the Fund could lose the purchase value of a warrant if the right to subscribe to additional shares is not executed prior to the warrant’s expiration. Also, the purchase of warrants involves the risk that the effective price paid for the warrant added to the subscription price of the related security may exceed the value of the subscribed security’s market price such as when there is no movement in the level of the underlying security.

•                  Low Volatility Risk. Although subject to the risks of common stocks, low volatility stocks are seen as having a lower risk profile than the overall markets. However, a portfolio comprised of low volatility stocks may not produce investment exposure that has lower variability to changes in such stocks’ price levels.  Investing in low volatility stocks may limit the Fund’s gains in rising markets.

9.                                      Comment:  Under Performance Information, please add the disclosure that after-tax returns are shown for only one class and after-tax returns for other classes will vary, as required by Form N-1A Item 4(b)(2)(iv)(C).

Response: No change will be made to the prospectus as only Class I Shares of the Fund were operational as of December 31, 2014.

10.                               Comment:  Please consider including additional information about the Fund’s principal investment strategies and risks in response to Item 9 of Form N-1A.

Response:  The following new subsection will be added to the section Additional Information about the Fund’s Investments and Risks:

Additional Information About the Fund’s Principal Investments and Risks

Equity and Equity-Related Securities. The Fund will invest in equity securities as part of its principal investment strategies, including exchange-traded and over-the-counter common and preferred stocks, warrants and convertible securities. Investments in equity securities are subject to market risks that may cause their prices to fluctuate over time. The value of a convertible security may not increase or decrease as rapidly as the underlying common stock. Common stocks may decline over short or even extended periods of time. The purchase of warrants involves the risk that the Fund could lose the purchase value of a warrant if the right to subscribe to additional shares is not executed prior to the warrant’s expiration. The value of such securities convertible into equity securities, such as warrants or convertible debt, is also affected by prevailing interest rates, the credit quality of the issuer and any call provision. The market value of a portfolio holding may fluctuate, sometimes rapidly and unpredictably.  The prices of equity securities change in response to many factors, including the historical and prospective earnings of the issuer, the value of its assets, general economic conditions, interest rates, investor perceptions and market liquidity.  Decreases in market value of the Fund’s portfolio securities could adversely affect the Fund’s NAV.

Convertible Securities.  Convertible securities have characteristics of both equity and fixed income securities.  The value of a convertible security tends to move with the market value of the underlying stock, but may also be affected by interest rates, the credit quality of the issuer and any call provisions.  In particular, when interest rates rise, fixed income securities will decline in value.

Portfolio Turnover. The Fund may engage in active and frequent trading, resulting in high portfolio turnover. This may lead to the realization and distribution to shareholders of higher capital gains, increasing their tax liability. Frequent trading may also increase transaction costs, which could detract from the Fund’s performance.

11.                               Comment:  If the Fund may engage in active and frequent trading of portfolio securities, please add the disclosure required by Form N-1A Item 9(b)(1), Instruction 7.

Response:  Registrant will revise the Prospectus as requested.  Please see response to Comment 10 for the additional disclosure.

12.                               Comment:  Please add the disclosure required by Form N-1A Item 9(b)(2).

Response:  The following new disclosure will be added to the section Additional Information about the Fund’s Investments and Risks:  “The Fund invests into stocks that exhibit lower volatile stock price patterns, strengthening business metrics and quantitative factors that the Adviser anticipates will produces lower volatility.  The Fund will sell a stock if it no longer meets one or more investment criteria, including if the Adviser identifies fundamental, governance or legal risks or if the risk/return ranking declines due to increasing risk and/or decreasing return potential.”

13.                               Comment:  Please supplementally confirm that any estimated level of acquired fund fees and expenses does not require a separate line item in the expenses and fee table.

Response:  Registrant supplementally confirms that the Fund did not incur acquired fund fees and expenses in excess of 0.01% of average net assets of the Fund, and therefore no line item for acquired fund fees and expenses is required.

14.                               Comment:  The description of the Fund’s 80% Policy in the section Additional Information About the Fund’s Risks does not track the 80% Policy included in the summary section.  Please revise.

Response: Registrant intends to remove the section Additional Information About the Fund’s Risks.  Registrant will add the following disclosure to the Section Additional Information About the Fund’s Investments and Risks:

The Fund has a policy to invest, under normal circumstances, at least 80% of its net assets (including borrowings for investment purposes) in equity securities, primarily common stocks, of companies within the Russell 1000® Index and S&P 500® Index (the “80% Policy”). This policy is non-fundamental and can be changed by the Fund’s Board of Directors upon 60 days’ prior notice to shareholders. The Fund must comply with its 80% Policy at the time the Fund invests its assets. Accordingly, when the Fund no longer meets the 80% requirement as a result of circumstances beyond its control, such as changes in the value of portfolio holdings, it would not have to sell its holdings, but any new investments it makes would be consistent with its 80% Policy.

15.                               Comment:  The section Additional Information About the Fund’s Investments and Risks contains two different subsections regarding the Fund’s temporary investment policy.  Is there a substantive difference between these two subsections?

Response:  As noted above in response to Comment 14, Registrant intends to remove the section Additional Information About the Fund’s Risks from the Prospectus.  The information contained in that section regarding risks while the fund is in a temporary defensive position will be added the section Additional Information About the Fund’s Non-Principal Investment Strategies and Risks — Temporary Investments.

16.                               Comment:  Please add disclosure responsive to Form N-1A Item 11(f) regarding the tax treatment of exchanges of fund shares.

Response: The Fund does not permit an exchange of the Fund’s shares for shares of another fund.  Therefore, no changes to the registration statement will be made in response to this comment.

17.                               Comment:  With respect to the section Prior Performance of Similarly Advised Accounts, please explain why summary statistics showing returns for the 1, 5, and 10 year or since inception periods is not shown.

Response:  Summary statistics showing returns for the 1, 5, and 10 year or since inception periods is not shown because less than one full calendar year of performance is presented.

18.                               Comment:  In the section Prior Performance of Similarly Advised Accounts, please confirm that performance is shown net of all fees and expenses and not only net of management fees.

Response:  The Adviser confirms that the performance is shown net of all fees and expenses (including any applicable sales loads).

19.                               Comment:  With respect to the section Prior Performance of Similarly Advised Accounts, please confirm that the Adviser maintains records as necessary pursuant to Section 204-2(a)(16) under the Investment Advisers Act of 1940, as amended.

Response:  The Adviser confirms that it maintains records as necessary pursuant to Section 204-2(a)(16).

20.                               Comment:  On the back page of the Prospectus, please confirm that the Investment Company Act File Number will be displayed in a font smaller than the rest of the Prospectus.

Response: The Registrant confirms that the Investment Company Act File Number will be displayed in a font smaller than the rest of the Prospectus.

Statement of Additional Information (“SAI”)

21.                               Comment:  Under General Information, please disclose that the Fund is diversified.

Response:  The Registrant will revise the SAI as requested.

22.                               Comment:  Under Investment Objectives and Policies — Portfolio Turnover Rate, please explain the variation in the Fund’s portfolio turnover rates over the two most recently completed fiscal years if the variation is significant.

Response:  The following disclosure will be added to the referenced section:  “During the 2015 fiscal year, the portfolio turnover rate of the Fund was significantly lower than it was during the 2014 fiscal year.  The portfolio turnover rate of the Fund was significantly lower because the Adviser felt the overall risk in the market compared to the risk in the Fund maintained risk levels that the Adviser felt met the parameters of the Fund’s mandate.  Additional trading during this period would not have met the Adviser’s criteria and would only have created unnecessary costs and portfolio turnover.”

23.                               Comment:  If investing in small and/or medium capitalization issuers is part of the Fund’s principal investment strategies, please add disclosure to the prospectus.

Response:  Investing in small and/or medium capitalization issuers is not part of the Fund’s principal investment strategies.  The Fund has an 80% Policy to invest in stocks of companies within the Russell 1000® Index and S&P 500® Index, both large-capitalization stock indices.  However, the Fund will add the following disclosure to the Prospectus regarding mid-capitalization issuer risk to the section Additional Information About the Fund’s Non-Principal Investment Strategies and Risks:

Mid-Cap Companies. Investing in securities of companies with mid-sized capitalizations tends to be riskier than investing in securities of companies with large capitalizations. Securities of companies with mid-sized capitalizations tend to be more volatile than those of large cap companies and, on occasion, may fluctuate in the opposite direction of large cap company securities or the broader stock market averages.

24.                               Comment:  If investing in inflation-protected securities or investment company shares is part of the Fund’s principal investment strategies, please add disclosure to the prospectus.

Response:  Investing in inflation-protected securities and investment company shares is not part of the Fund’s principal investment strategies, therefore no changes have been made in response to this comment.

25.                               Comment:  Please add disclosure regarding Temporary Defensive Positions as required by Item 16(d) of Form N-1A.

Response:  Registrant will add the following disclosure to the SAI:

Temporary Defensive Positions. In anticipation of or in response to adverse market, economic, political or other conditions, the Fund may take temporary defensive positions (up to 100% of its assets) in cash, cash equivalents and all types of money market and short-term debt securities. If the Fund were to take a temporary defensive position, it may be unable for a time to achieve its investment objective.

26.                               Comment:  Please add disclosure regarding the Fund’s policies and procedures with respect to disclosure of portfolio holdings, as required by Item 16(f) of Form N-1A.

Response:  The following disclosure has been added to the portfolio holdings section of the SAI:

The Board provides ongoing oversight of the Company’s policies and procedures and compliance with such policies and procedures.  As part of this oversight function, the Board receives from the Trust’s Chief Compliance Officer (“CCO”) as necessary, reports on compliance with these policies and procedures.  In addition, the Board receives an annual assessment of the adequacy and effectiveness of the policies and procedures with respect to the Fund, and any changes thereto, and an annual review of the operation of the policies and procedures.

27.                               Comment:  In the Trustee and Officer table in the Fund’s SAI please add parenthetically additional information, as appropriate, identifying the nature of the businesses at which the trustees and officers have served as employees or directors.

Response:  The Trustee and Officer table will be revised to include parenthetical additional information, as appropriate.

28.                               Comment:  No information is included with respect to beneficial owners of 5% or more of the Fund’s outstanding equity securities.  Information is only provided with respect to record owners.  Please supplementally confirm that there is no person who is known by the Fund to own beneficially 5% or more of any class of the Fund’s outstanding equity securities or revise the table as appropriate.

Response:  Registrant confirms that no person is known by the Fund to own beneficially 5% or more or any class of the Fund’s outstanding equity securities.

29.                               Comment:  Under the Portfolio Managers section, it states that portfolio managers are compensated through equity ownership of the Adviser.  Please confirm that there are no other sources of compensation that need to be disclosed or revise the section as appropriate.

Response:  Registrant confirms that there are no other sources of compensation that need to be disclosed.

*   *   *   *   *   *

The Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Registration Statement.  The Registrant further acknowledges that staff comments or changes to disclosure in response to staff comments on the Registration Statement may not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Registration Statement.  The Registrant further acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any party under the federal securities laws of the United States of America.

We trust that the foregoing is responsive to your comments.  Please feel free to contact the undersigned at 215-988-3307 if you have any questions.

Sincerely yours,

/s/ Jillian L. Bosmann
Jillian L. Bosmann